ISSUED ON BEHALF OF RELX PLC

Results of Annual General Meeting 2018

The Annual General Meeting of RELX PLC was held on Thursday 19 April 2018.

The table below shows the results of the poll on all 21 resolutions. Each shareholder present in person, or by proxy, was entitled to one vote per share held.

	Resolution	For	% votes cast For	Against	% votes cast Against	Total votes cast	% of issued capital voted (excluding Treasury shares)	Withheld
1.	Receive the 2017 Annual Report	841,941,398	99.95	399,431	0.05	842,340,829	80.00%	219,436
2.	Approve Annual Remuneration Report	562,551,352	83.62	110,216,944	16.38	672,768,296	63.89%	169,795,175
3.	Declaration of 2017 final dividend	840,815,440	100.00	8,206	0.00	840,823,646	79.85%	1,739,828
4.	Re-appointment of auditors	839,994,426	99.70	2,488,126	0.30	842,482,552	80.01%	79,631
5.	Auditors’ remuneration	840,615,277	99.78	1,818,737	0.22	842,434,014	80.00%	129,460
6.	Elect Suzanne Wood as a Director	842,235,484	99.97	272,010	0.03	842,507,494	80.01%	56,030
7.	Re-elect Erik Engstrom as a Director	842,182,707	99.96	326,447	0.04	842,509,154	80.01%	54,370
8.	Re-elect Sir Anthony Habgood as a Director	800,368,375	95.00	42,139,585	5.00	842,507,960	80.01%	55,564
9.	Re-elect Wolfhart Hauser as a Director	787,485,577	93.47	55,020,167	6.53	842,505,744	80.01%	57,729
10.	Re-elect Adrian Hennah as a Director	841,559,461	99.89	949,265	0.11	842,508,726	80.01%	55,386
11.	Re-elect Marike van Lier Lels as a Director	841,570,264	99.89	936,934	0.11	842,507,198	80.01%	56,276
12.	Re-elect Nick Luff as a Director	839,372,391	99.63	3,137,636	0.37	842,510,027	80.01%	53,497
13.	Re-elect Robert MacLeod as a Director	806,537,452	95.73	35,971,957	4.27	842,509,409	80.01%	54,115
14.	Re-elect Carol Mills as a Director	842,226,793	99.97	281,657	0.03	842,508,450	80.01%	55,074
15.	Re-elect Linda Sanford as a Director	807,363,478	95.83	35,145,825	4.17	842,509,303	80.01%	54,171
16.	Re-elect Ben van der Veer as a Director	838,483,521	99.52	4,020,366	0.48	842,503,887	80.01%	59,637
17.	Authority to allot shares	799,569,915	94.90	42,927,830	5.10	842,497,745	80.01%	65,778
18.	Disapplication of pre-emption rights	836,331,721	99.45	4,632,342	0.55	840,964,063	79.86%	1,599,461
19.	Additional disapplication of pre-emption rights	810,171,278	96.34	30,787,744	3.66	840,959,022	79.86%	1,604,501
20.	Authority to purchase own shares	827,096,939	98.22	15,004,893	1.78	842,101,832	79.97%	461,691
21.	Notice period for general meetings	770,112,355	91.79	68,863,827	8.21	838,976,182	79.68%	3,587,342

NOTES:

1.	The ‘For’ vote includes those giving the Chairman discretion.

2.	Votes ‘Withheld’ are not votes in law and are not counted in the calculation of the proportion of votes cast ‘For’ or ‘Against’ a resolution.

3.	Resolutions 18 to 21 are Special Resolutions.

4.	At the close of business on Tuesday 17 April 2018 the total number of ordinary shares in issue, excluding Treasury shares, was 1,052,983,708

5.

The full text of the resolutions can be found in the Notice of Annual of General Meeting, which is available for inspection at the National Storage Mechanism http://www.hemscott.com/nsm.do and on the Company's website at www.relx.com.

6.

As per Listing Rule 9.6.2 a copy of the resolutions passed, other than resolutions concerning ordinary business, will shortly be submitted to the National Storage Mechanism for inspection at http://www.hemscott.com/nsm.do.